Enginuity Power Systems, Inc.



ANNUAL REPORT

730 S Washington Street

Alexandria, VA 22314

1(703) 389-0690

https://enginuitypowersystems.com/

This Annual Report is dated May 29, 2024.

BUSINESS

Business: Enginuity Power Systems is a cleantech company focused on producing clean, low carbon energy through an innovative, highly efficient, scalable micro combined heat and power platform. This system, E|8 kW, provides users with electricity, hot water and heat - and can integrate with solar panels and batteries. The E|8 kW can serve up to 80 million homeowners and 8 million small businesses in the US alone. E|8 kW can be scaled for larger applications. In 2023, Enginuity generated $11.8 million in revenues (including $7.8 million from its Katech Engineering LLC subsidiary) and our management's internal forecast projects approximately $18.5 million of revenues in 2024. Enginuity's E|8 kW device is not currently available commercially. Please note that the E|8 kW was formerly known as E|ONE and the name was changed due to trademark considerations. Beyond the E|8 kW unit, Enginuity also signed a 3-year agreement with Kiturami in 2023 to market and sell Kiturami's 100 kW and 200 kW combined heat and power units under Enginuity Power Systems brand name in the US and Canada in 2024. The products are currently going through US certification. In addition, Enginuity Power Systems has taken steps in 2023 to source power packs up to 3.6 kW and complementary solar panels through an Asian supplier, to begin US sales in 2024, pending US certification.

Enginuity originally incorporated as Warren Engine Company, Inc. in 2015 in Virginia, and was reincorporated in Delaware in March 2020 under its current name.

Business Model: Enginuity develops proprietary products until they reach commercialization, works through third parties for large scale manufacturing and assembly, and sells these products through established business channels. Enginuity has expanded this approach in 2023 to also opportunistically resell third party products under Enginuity brand name, when justified through a solid business case. Enginuity also expects to generate service revenues from its US DoD government contract and through its wholly owned subsidiary, Katech Engineering LLC.

Today, Enginuity has 26 granted US patents, 3 pending US patent applications, 2 granted Canadian CHP patent, 2 pending Canadian applications, 1 granted European CHP patent, 2 pending European applications, 1 pending Korean and 1 pending Indian application and 3 pending PCT applications that can be used to file additional US and non-US patent applications.

Corporate Structure: Enginuity Power Systems, Inc. is a Delaware corporation. In February 2020, Enginuity Power Systems purchased the assets of Katech, Inc., then a world-renowned engine builder, manufacturing and testing facility and transferred the business to Katech Engineering, LLC and commercial real estate to Sorrentino Holdings, LLC. Enginuity Power Systems is the sole member of Katech and Katech is the sole member of Sorrentino. This acquisition allowed Enginuity to accelerate its product development and commercialization program, while generating cash and reducing costs.

Previous Offerings

The Company has conducted the following offering of securities in the past three (3) years:

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $557,000.00
Number of Securities Sold: 19,349 shares

Use of proceeds: Product development and general corporate expenses.
Date: June 30, 2021
Offering exemption relied upon: 506(b) and/or 4(a)(2)

Name: Class B Common Stock
Type of security sold: Equity
Final amount sold: $2,216,217
Number of Securities Sold: 60,932 shares
Use of proceeds: Product development and general corporate expenses
Date: August 2021 to March 10th, 2022
Offering Exemption relied upon: Reg CF

Name: Series A Convertible Senior Preferred Stock
Type of security sold: Equity
Final Amount sold: $6,537,000
Number of Securities Sold: 143,813 shares of Series A Preferred Stock (plus a warrant to purchase 26,151 shares of Class A Common Stock). In connection with this offering, an additional 1,039,902 shares of Series A Preferred Stock were issued as a result of a mandatory conversion of Convertible Notes.
Use of proceeds: Product development and general corporate expenses. There were no cash proceeds from the conversion of the Convertible Notes.
Date: May 18, 2022
Offering exemption relied upon: 506(b) and/or 4(a)(2)

Name: Series B Convertible Senior Preferred Stock
Type of security sold: Equity
Final Amount sold: $13,195,008
Number of Securities Sold: 341,221 shares of Series B Preferred Stock (plus warrants to purchase 46,151 shares of Class A Common Stock).
Use of proceeds: Product development and general corporate expenses.
Dates: June 2, 2023, September 14, 2023 and December 29, 2023
Offering exemption relied upon: 506(b) and/or 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Enginuity Power Systems, Inc., formerly Warren engine Company, has been in business since November 2015. Between 2015 and 2022, the Company has mostly invested in research and development and engineering and, as a result, had accumulated a $22.55 million deficit by the end of 2023, despite a positive contribution by our Katech division. Enginuity's consolidated net income remained negative despite positive Katech net income contribution, due to the continued cash burn experienced by Enginuity from product development, commercialization efforts, and general corporate expenses.

Specific balance sheet items of note, customers deposits and deferred revenues increased from $3.41 million to $6.96 million primarily due to pre-payment of portions of government contracts prior to the work being executed. Also, the long-term debt decreased from $1.6 million to $179,000 because Enginuity paid off a high interest rate mortgage on the Katech division buildings.

Historical results and cash flows:

Historical projections are not expected to be consistent with future results. Consolidated revenues were $11.78 million in 2023, up from $11.46 million in 2022, driven by slight increases in both Katech revenues and revenues from Enginuity's contract with the US Army. US Army contract revenues were lesser than expected primarily due to Human Resources hiring delays in getting to a full contract team in place. Katech's revenues, gross margin, and operating profit showed improvement versus 2022 levels. Consolidated Net Income (Loss) moved from negative $4.27 million in 2022 to negative $8.61 million in 2023, driven primarily by increases in research and development, commercialization, product certification, engineering, and marketing expenses, as well as the costs associated with building prototype engines and E8 kW units (which were named E|ONEs in previous years). The E8 kW program encountered delays due to engine and system minor redesign from testing results & regulatory requirements, unexpected changes in suppliers and components, temporary testing equipment, and staffing limitations. Management is focused on addressing these various challenges.

Management believes Enginuity will achieve approximately $18.5 million of revenues in 2024 and expects another annual loss at the end of the year, as Enginuity continues to invest in product development and commercialization. Enginuity also expects to invest in supply chain, fulfillment, inventory build-up and manufacturing tools in 2024. While the E8 kW remains the major source of cash burn, the Company is also incurring additional expenses in launching a broader product line under its own private label.

Enginuity is still raising capital and is seeking at least $20 million in new "Series B" equity funding in 2024, to supplement the $13.2 million of gross proceeds raised in 2023. No term sheet or subscription documents have been secured to date, but discussions continue through multiple parties and channels.

Other disclosures:

A suit was filed against Katech Engineering on November 21, 2023 in the Circuit Court of the County of Macomb in the State of Michigan by Warren L. Grace, a customer of Katech Engineering, involving a contract with Katech Engineering to build and install a high performance engine in his 2017 Corvette. Mr. Grace alleges that his Corvette experienced mechanical and performance issues after the installation of the contracted-for high-performance engine and that Katech Engineering refused to honor warranties on the installed engine. The suit claims, inter alia, breach of contract, breaches of express and implied warranties, violations of automotive related statues and unjust enrichment, and requests judgment in favor of Mr. Grace in an amount in excess of $25,000 plus interest, costs and attorney's fee and other unspecified damages. Katech Engineering disputes these claim and will continue to defend itself against this lawsuit.

The Company filed this Form C-AR for fiscal year 2023 past the deadline set forth in 17 CFR § 227.202.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $12,765,525.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Five Lakes
Amount Owed: $123,991.89
Interest rate: 6.65%
Maturity Date: July 2027

Creditor: Five Lakes
Amount Owed: $51,966.75
Interest Rate: 4.35%
Maturity Date: September 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jacques Beaudry-Losique

Jacques Beaudry-Losique's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: CEO and Board member
Dates of Service: July 2019 - Present
Responsibilities: Starting initially as President, Jacques was appointed to the Board of Directors in March 2021 and became CEO in March 2022. As CEO, Jacques manages all the company's activities on a day-to-day basis, and periodically informs the Board of progress. Jacques is also heavily involved in raising capital for the company, as well as bringing in government funds, because of his government experience.

Jacques has had no other business experience in the past three years.

Name: Richard Steve Niswander
Steve Niswander's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Chairman of the Board of Directors and Founder
Dates of Service: November 2015 - Present
Responsibilities: In addition to Chairman of the Board of Directors, Steve serves in a paid, full-time role equivalent to that of a "Chief Business Officer". He is in charge of setting up partnerships with major investors, product and channel partners and large manufacturing partners.

Steve has had no other business experience in the past three years.

Name: James Warren
James Warren's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, VP of Design & Innovation and member of Board of Directors
Dates of Service: November 2015 - Present
Responsibilities: Jim is responsible for the invention of our original engine platform, as well as for multiple iterations of this engine since the company's foundation. Jim's primary focus is to provide new design ideas, and manage our

creative marketing efforts. Jim is also responsible for managing our growing patent portfolio, which require constant attention.

Jim has had no other business experience in the past three years.

Name: Greg Powell
Greg's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member and Acting Chief Technology Officer
Dates of Service: November 2015 - Present
Responsibilities: In an unpaid and part-time role of acting Chief Technology Officer, Greg periodically provides innovative ideas and concepts that are added to the Issuer's IP portfolio. Greg is responsible for a large share of our mCHP patents. Greg Powell currently services 4 hours per week in his role with the Issuer.

Greg's current primary role is with Powell Associates.
Employer: Powell Associates
Title: President
Dates of Service: January 1983 - Present
Responsibilities: Executive Management for Real Estate and Property Management

Greg has had no other business experience in the past three years.

Name: Datta Godbole
Datta's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: May 2021 - Present
Datta currently services 2 hours per week in his role with the Issuer.

Datta's current primary role is with Edge2Cloud IoT LLC.
Employer: Edge2Cloud IoT LLC
Title: Founder and CTO
Dates of Service: March 2020 - Present
Responsibilities: Founder and Consultant

Datta's other business experience in the past three years:
Employer: Honeywell Building Technologies
Title: VP and CTO
Dates of Service: January 2018 - March 2020
Responsibilities: Lead R&D and Product Development Efforts

Name: Peter Kirsch
Peter's current primary role is not with the Issuer.
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: May 2022 - Present

Peter's current primary role is with Blue Marlin Capital Partners, LLC.
Employer: Blue Marlin.
Title: Managing Principal
Dates of Service: 2016-Today
Responsibilities: Founder and Principal Executive

Peter has had no other business experience in the past three years.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Notwithstanding the foregoing boilerplate paragraph, the following table sets forth the beneficial owner of 20 percent or more of the Issuer's voting equity securities, which includes Class A Common Stock, Series A Convertible Senior Preferred Stock and Series B Convertible Senior Preferred Stock, calculated on the basis of voting power, as of the date of filing of this Form C-AR:

Name of Holder: Emerson Collective Investments, LLC

Number and Class of Securities Held: 1,039,902 shares of Series A Convertible Senior Preferred Stock and 129,299 shares of Series B Convertible Senior Preferred Stock. In addition, Holder has been granted a warrant to purchase 20,000 shares of Class A Common Stock.

Percent of Voting Power of Outstanding Voting Equity Securities: 44.7%

Percent of Voting Power of Fully Diluted Equity Securities: 26.3%

RELATED PARTY TRANSACTIONS

Name of Entity: Emerson Collective Investments, LLC (ECI)

Relationship to Company: >20% beneficial owner

Nature of Interest: Series B Convertible Senior Preferred Stock and a warrant to purchase shares of Class A Common Stock.

Material Terms: The Issuer sold and issued to ECI 129,299 shares of Series B Convertible Senior Preferred Stock in exchange for cash consideration closing on June 2, 2023. In connection with the foregoing issuance and sale, the Issuer entered into (a) a Stock Purchase Agreement with ECI and a third party purchaser, (b) an Investors' Rights Agreement, a Right of First Refusal and Co-Sale Agreement, a Voting Agreement with ECI, other holders of Series A Convertible Senior Preferred Stock and Key Holders (i.e., R. Steven Niswander, James Warren and John Wingert Jr.) and (c) a Side Letter with ECI. The Issuer subsequently issued to ECI a warrant to purchase 20,000 shares of Class A Common Stock dated as of December 29, 2023. The price per share of the foregoing Series B Preferred Stock and the exercise price of the foregoing warrant are the same and were negotiated by the third party purchaser.

Name of Individuals: R. Steven Niswander and James Warren

Relationship to Company: Director and Officer

Nature of Interest: Listed as "Key Holders" in agreements affecting rights of certain stockholders

Material Terms: In connection with the issuance and sale of Series B Convertible Senior Preferred Stock, the Issuer entered into an Investors' Rights Agreement, a Right of First Refusal and Co-Sale Agreement, a Voting Agreement with R. Steven Niswander, James Warren and John Wingert Jr. (collectively "Key Holders") as noted above.

Name of Person: Gregory Powell, including Powell Associates LP in which Mr. Powell has a material interest

Relationship to Company: Officer and Director

Nature of Interest: Warrants to purchase Class A Common Stock

Material Terms: Mr. Powell was granted warrants to purchase 200,000 Class A Common Stock dated April 1, 2022 and Powell Associates was granted a warrant to purchase 13,790 shares of Class A Common Stock in October 2023, with exercise prices based upon arms' length equity issuances closest in time. In addition, the Issuer documented that Powell Associates assigned to several associates and family members of Mr. Powell the right to purchase a significant number of shares of Class A Common Stock, which were deducted from the warrant issued to Powell Associates in 2017. No consideration was made to the Issuer or Powell Associates for these assignments.

OUR SECURITIES

Pursuant to the Amended & Restated Certificate of Incorporation of the Issuer dated June 1, 2023 which was filed with the Secretary of State of the State of Delaware on June 2, 2023 (the "Restated Certificate"), the total number of shares of all classes of capital stock which the Issuer has authority to issue is (i) 5,592,550 shares of Common Stock of which 5,092,550 shares are designated as Class A Common Stock and 500,000 shares are designated as Class B Common Stock and (ii) 2,088,810 shares of Preferred Stock, of which 1,183,715 shares are designated as Series A Convertible Senior Preferred Stock ("Series A Preferred Stock") and 905,095 shares are designated as Series B Convertible Senior Preferred Stock ("Series B Preferred Stock"). Attached as Exhibit B to this Form C-AR is the Restated Certificate.

Class A and Class B Common Stock

Of the 5,092,550 shares of Class A Common Stock authorized, a total of 1,044,542 shares are issued and outstanding, 1,426,760 shares are reserved for exercise of issued warrants and 510,000 shares are reserved for the Company's stock incentive and option plan.

Of the 500,000 shares of Class B Common Stock authorized, a total of 60,932 shares are issued and outstanding.

Voting Rights: Except as provided by law and as described below under "Agreements Affecting Rights of Stockholders", holders of shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. There are no voting rights associated with Class B Common Stock.

Material Rights: There are no liquidation preference, dividend rights, preemptive rights, conversion rights, anti-dilution rights, registration rights or other material rights associated with Class A Common Stock or the Class B Common Stock.

Series A Preferred Stock and Series B Preferred Stock

Of the 1,183,715 shares of Series A Preferred Stock authorized, a total of 1,183,715 shares are issued and outstanding.

Of the 905,095 shares of Series B Preferred Stock authorized, a total of 341,221 shares are issued and outstanding.

Voting Rights: Holders of Series A Preferred Stock and holders of Series B Preferred Stock are entitled to vote with respect to any and all matters presented to the stockholders of the Corporation for their action or consideration, except as provided by law and as described below under "Agreements Affecting Rights of Stockholders". Each share of Series A Preferred Stock and each share of Series B Preferred Stock will be entitled to a number of votes equal to the number of shares of Class A Common Stock into which each such share is convertible pursuant to the Restated Certificate.

Material Rights: The Series A Preferred Stock and Series B Preferred Stock have dividend rights, liquidation preference, protective provisions, conversion rights (convertible to Class A Common Stock) and anti-dilution rights set forth in the Restated Certificate.

Agreements Affecting Rights of Stockholders: On June 2, 2023, the Issuer entered into various agreements with certain stockholders that provide for special rights and obligations on such holders, superseding the Securityholders Agreement that the Issuer previously entered into on May 18, 2022 with many of the same stockholders.

The Investors Rights Agreement grants certain rights to each holder of at least 129,300 shares of Preferred Stock (the "Major Investors"), including limited registration rights, informational and observer rights and the right of first offer on future issuances of capital stock by the Issuer.

The Right of First Refusal and Co-Sale Agreement provide that the Major Investors, second to the Issuer's right of first refusal, will have a right of first refusal with respect to any shares of capital stock of the Issuer proposed to be sold or otherwise transferred by Key Holders and current and future 1% holders of outstanding Common Stock (which include the Class B Common Stock issued pursuant to Regulation CF) with a right of oversubscription for Major Investors who elect to purchase shares unsubscribed by other Major Investors. If the foregoing right of first refusal is not fully subscribed, each Major Investor that has not exercised its oversubscription right will have a co-sale right to participate in such Key Holder's proposed sale or transfer on a proportionate basis consistent with the existing co-sale agreement.

The Voting Agreement provides that each holder of shares of Series A Preferred Stock and shares of Series B Preferred Stock and Key Holders to vote their shares such that the Board of Directors will be set at seven (7) members which will include: (i) one member designated by the holders of a majority of Series B Preferred Stock, which individual will have relevant industry experience relating to the Issuer's business as an independent director, (ii) two members designated by ECI, (iii) one member designated by Blue Marlin, (iv) two members designated by R. Steven Niswander, James Warren and John Wingert Jr. as long as they collectively hold at least 10% of the issued and outstanding shares of capital stock of the Issuer on a fully diluted basis and (v) one member who will be the then-serving Chief Executive Officer.

The Voting Agreement also provides that holders of Preferred Stock and Key Holders will be required to vote in favor of any merger or sale transaction that is approved by (i) the Board of Directors, (ii) holders of at least 50% of the Preferred Stock issued on June 2, 2023; and (iii) the holders of a majority of the Issuer's outstanding shares of Common Stock (other than shares of Common Stock issued or issuable upon conversion of Preferred Stock), voting together as a single class.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares of Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that investors purchased cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may do an IPO or be acquired by an existing player in the building technologies industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed. If it cannot raise sufficient funds until it is self-sufficient, for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Interest rates have increased and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that the Company may never be able to launch the new core product we are raising capital for (E|8 kW) - or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's deciding that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have manufactured five prototypes for our E 8 kW product (formally designated E|ONE). Delays and cost overruns in the development of our E 8 kW product have already happened, delaying earlier target launch date, and can still impact our current target dates. Failure of the product to fully meet our performance targets may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect the timing of the product launch, the product cost, operating performance and results of operations. Minority Holder; Securities with No Voting Rights The shares of Class B Common Stock that an investor purchased has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition Larger, established Appliance and HVAC companies may develop competing products, or buy some of our smaller competitors. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. For example, electrical heat pumps are now beneficiaries from large subsidies and incentives under the 2022 Inflation Reduction Act (IRA). It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Enginuity Power Systems was formed on November 11th 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Enginuity Power Systems has incurred a net loss every single year since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue related to the new product it is raising capital for, the E 8 kW. If you are investing in this company, it's likely in part because you think that our E 8 kW platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. Today, Enginuity has 26 granted US patents, 3 pending US patent applications, 2 granted Canadian CHP patents, 2 pending Canadian patent applications, 1 granted European CHP patent, 2 pending European patent applications, 1 pending Korean patent application, 1 pending Indian patent application and 3 pending PCT applications that can be used to file additional US and non-US patent applications. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Intellectual Property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency) and CARB (California Air Resource Board) and other relevant government laws and regulations. The laws and regulations impacting the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our current primary fuel of choice is natural gas While natural gas is by far the cleanest fossil fuel, there is pressure from activists and local, state and national governments to limit or even eliminate any fossil fuel, including natural gas. This is in turn, can raise risk perception from current and future investors. While we are working on lower carbon fuel alternatives to natural gas, there is no guarantee that the economics will work as well as those for natural gas, or that these products will be ready in time to fully replace our current market penetration projections. Policy and regulatory risk Federal policy and regulation may slow down or deter homeowners from the ability to sell power to the grid, or to receive full market price for their power. If this were to occur it could affect the business and/or its anticipated plans, reducing our growth prospects

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 29, 2024.

Enginuity Power Systems, Inc.

By /s/ *Jacques Beaudry-Losique*

Name: Enginuity Power Systems, Inc.

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Financial Statement Certification

I, Jacques Beaudry-Losique, the Chief Executive Officer of Enginuity Power Systems, Inc., a Delaware corporation (the "Company"), am the principal executive officer of the Company and hereby certify that the financial statements of the Company and notes thereto for the periods ending December 31, 2022 and December 31, 2023 that are included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on the Company's federal income tax returns.

At the current moment, the Company's tax return for 2023 is under extension and will be filed on or before September 15, 2024. For the year 2023, the book amounts reported were total income of $3,712,328; taxable income of $(8,605,419) and total tax of $61,112. As of December 31st, 2022, the company had a net operating loss carryforward of $15,225,981. The final figures for 2023 are subject to change.

IN WITNESS THEREOF, this Financial Statement Certification has been executed by the undersigned for and on behalf of the Company as of the 17th day of May 2024.

DocuSigned by:

Jacques Beaudry-Losique

30AFC07DDA4B49B...

Name: Jacques Beaudry-Losique
Title: Chief Executive Officer

Date: May 17, 2024

Enginuity Power Systems, Inc.
BALANCE SHEET
For The Years Ending, December 31, 2023 and 2022
(Unaudited)

Balance Sheet	2023	2022
Cash & Equivalents	12,765,525	6,357,509
Accounts Receivable	707,272	674,489
Inventory	1,916,683	1,786,826
Prepaid Expenses	81,934	264,698
Total Current Assets	15,471,413	9,083,522
Property, Plant, and Equipment, Net Book Value	3,230,245	3,265,732
Goodwill	954,935	954,935
Intangible Assets, Net Book Value	466,419	479,281
Total Assets	20,123,012	13,783,470
Accounts Payable And Accrued Expenses	1,083,676	899,200
Customer deposits and deferred revenue	6,956,511	3,411,176
Other current liabilities	51,901	191,221
Total Current Liabilities	8,092,088	4,501,597
Convertible notes payable		
Equipment, mortgage, and other notes payable	179,587	1,599,361
Total Liabilities	8,271,675	6,100,958
Common Stock	3,703,169	3,703,169
Preferred Stock, Series A	17,922,241	17,922,241
Preferred Stock, Series B	12,774,243	-
Retained Earnings	(13,942,898)	(9,676,479)
Current Year Net Income (Loss)	(8,605,419)	(4,266,419)
Total Equity	11,851,336	7,682,512
Total Liabilities and Equity	20,123,012	13,783,470

Note: Financial accounting is performed on an accrual basis and according to GAAP.
Financial results above are unaudited.

Enginuity Power Systems, Inc.
PROFIT LOSS STATEMENT
For The Years Ending, December 31, 2023 and 2022
(Unaudited)

Profit & Loss Statement	2023	2022
Revenue	11,784,442	11,464,705
Cost of Goods Sold	8,080,529	8,292,470
Gross Profit	3,703,912	3,172,235
GP%	31.4%	27.7%
Research & Development	594,352	1,875,560
Marketing	574,181	647,392
Professional Fees, Legal, Contracting	5,622,058	768,807
Personnel	3,685,689	2,547,311
Operations	1,209,456	750,638
Total Selling, General & Administrative	11,685,736	6,589,708
Operating Income (Loss)	(7,981,824)	(3,417,473)
Interest Income	8,416	-
Rental Income	-	-
Interest Expense	(111,733)	(482,724)
Depreciation & Amortization	(427,160)	(315,081)
Taxes Paid	(61,112)	(61,082)
Other Non-Operating Expense	(32,005)	9,941
Net Income (Loss)	(8,605,419)	(4,266,419)

Note: Financial accounting is performed on an accrual basis and according to GAAP.
Financial results above are unaudited.


Enginuity Power Systems, Inc.
STATEMENT OF CASH FLOWS
For The Years Ending, December 31, 2023 and 2022
(Unaudited)


Statement of Cash Flows

Cash flows from operating activities	2023	2022
Net Income (before income tax)	(8,605,419)	(4,266,419)
Add (deduct) effects on operating income:		
Depreciation and amortization	427,160	315,081
Accounts receivable	(32,783)	(148,047)
Inventory	(129,857)	(442,469)
Prepaid expense and other assets	182,764	(201,954)
Accounts payable	184,476	274,480
Customer deposits and deferred revenue	3,545,335	1,525,049
Accrued liabilities	(26,653)	(31,064)
Convertible note interest payable	-	(1,787,342)
Net cash provided (used) by operating activities	(4,454,976)	(4,762,685)
Cash flows from investing activities:		
Purchase of equipment	(491,477)	(430,849)
Net cash provided (used) by investing activities	(491,477)	(430,849)
Cash flows from financing activities:		
Proceeds from issuing common stock	0	756,395
Proceeds from issuing preferred stock	12,774,243	6,537,000
Increase (decrease) from convertible notes and interes	-	11,385,241
Increase (decrease) notes payable and mortgage	(1,419,774)	42,447
Increase (decrease) from convertible notes payable	-	(9,385,000)
Net cash provided (used) by financing activities	11,354,469	9,336,083
Net increase (decrease) in cash	6,408,016	4,142,549
Cash balance, beginning of period	6,357,509	2,214,960
Cash balance, end of period	12,765,525	6,357,509


Note: Financial accounting is performed on an accrual basis and according to GAAP.
Financial results above are unaudited.


Enginuity Power Systems, Inc.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For The Years Ending, December 31, 2023 and 2022
(Unaudited)

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock	Series A Preferred Stock	Series B Preferred Stock	Retained Earnings	Total Stockholders' Equity
Balance on January 1, 2022	2,946,774	-	-	(9,676,479)	(6,729,705)
Issued shares for cash	756,395	11,385,241	-	-	12,141,636
Conversion of debt to shares	-	6,537,000	-	-	6,537,000
Net income (loss)	-	-	-	(4,266,419)	(4,266,419)
Balance on December 31, 2022	3,703,169	17,922,241	-	(13,942,898) -	7,682,512
Issued shares for cash	0	-	12,774,243	-	12,774,243
Conversion of debt to shares	-	-	-	-	-
Net income (loss)	-	-	-	(8,605,419)	(8,605,419)
Balance on December 31, 2023	3,703,169	17,922,241	12,774,243	(22,548,317) -	11,851,336

Note: Financial accounting is performed on an accrual basis and according to GAAP.
Financial results above are unaudited.

Enginuity Power Systems, Inc.
NOTES TO FINANCIAL STATEMENTS As of December 31, 2023, and 2022
Unaudited

NOTE 1: NATURE OF OPERATIONS

ENGINUITY POWER SYSTEMS, INC. (which may be referred to as the "Company", "we", "us" or "our") was a corporation originally formed as Warren Engine Company, Inc. under the laws of Virginia on November 7, 2015. On March 26, 2020, the Company redomiciled to Delaware and was renamed as Enginuity Power Systems, Inc.

The Company develops advanced portable hybrid generators for Military applications, micro-combined heat and power systems for residential and commercial applications, and develops, manufactures and sells high performance automobile engine parts and upgrade packages, through its subsidiary, Katech Engineering, LLC.

Acquisition
In the first quarter of 2020, the Company acquired the assets of Katech, Inc. and transferred them into Katech Engineering, LLC, a limited liability company based in Michigan, for approximately $2,199,000. The purchase price consideration consisted of $675,000 in cash, $900,000 in acquirer's stock and liabilities assumed of approximately $624,000.

Subsequent to the acquisition, the Company also acquired the building that Katech had occupied in exchange for $1,882,967 (net of seller concessions) payable as cash consideration of $464,729 and a seller-financed promissory note for the balance. The note for the building was refinanced with a lending institution in 2021 and fully paid off in October 2023.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, high liquid investment with original maturities of three months or less at the

time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023, and 2022, the Company had $12,765,525 and $6,357,509 of cash on hand, respectively.

Fixed Assets
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to the expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resulting gain or loss is reflected in income.

Depreciation and amortization are provided using the straight-line method, based on useful lives of the assets which range from 3 years to 40 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfils its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its manufactured power systems, and its manufactured auto parts and upgrades.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, the timing of payment of specific customers may be separately negotiated.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In June, 2019 FASB amended ASU No. 2019-07, Compensation-Stock Compensation, to expand the scope of Topic 718, Compensation Stock Compensation, to include the share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

In August, 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15, to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15,2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3: DEBT

In 2022 the Company converted the convertible loans of $ 9,385,000 and accrued interest of $2,000,241 totaling $11,385,241 into Series A Preferred Stock. The other Company obligations for equipment-backed loans and an obligation on a mortgage all totaled $179,587 and $1,599,361 at the end of 2023 and 2022, respectively. The Company records these loans as current or long term based upon the maturity date. The equipment backed loans and mortgage require monthly payments. As stated in Note 1, the Company mortgage obligation was fully paid off in October 2023.

Additionally, the Company procured $107,001 of funding under the CARES Act of 2020 in the Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. In 2022 Bank of America required the Company to start repaying the loan, while they are working through the forgiveness process, which has continued through the current date. The Company expects to ultimately meet those requirements and have the loan fully forgiven.

NOTE 4: INCOME TAX PROVISION

The Company has filed an extension on its corporate income tax return for the period ended December 31, 2023. Returns have been filed for 2022 and 2021. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has incurred losses during the period from inception through December 31, 2023 and carries on its federal returns a net operating loss that can be used to offset future corporate taxable income (to the extent allowed by law).

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any pending or threatened litigation.

NOTE 6: EQUITY

The Company is a corporation with 5,592,550 shares authorized of Common Stock. Amongst these shares, 5,092,550 is Class A common voting stock and 500,000 Class B non-voting common stock. Aside from the 1,044,542 of Class A common stock and 60,932 of Class B common stock issued and outstanding as of December 31, 2023, the Company has also issued 1,426,760 of warrants for shares of Class A Common Stock and awarded stock options and restricted stock units with respect to 230,241 shares of Class A Common Stock subject to Stock Incentive Plans.

The Company also has 2,088,810 shares authorized of Preferred Stock. Within this class, 143,813 shares of Series A Preferred Stock were issued during 2022 (plus a warrant to purchase 26,151 shares of Class A Common Stock). In connection with this offering, an additional 1,039,902 shares of Series A Preferred Stock were issued as a result of a mandatory conversion of Convertible Notes (see Note 3).

Further, during 2023 a total of 905,095 shares of Series B Preferred Stock were issued (plus warrants to purchase 46,151 shares of Class A Common Stock).

NOTE 7: CROWDFUNDED OFFERING

Initial Crowdfunding Round
In 2021, the Company offered securities that is exempt from registration under Regulation CF. The offering campaign was made through Start Engine, a FINRA approved Regulation CF funding portal. That campaign continued through March 2022.

Additional Capital Raises
In May 2022 the Company raised an additional $6.5 million in a capital raise exempt from registration under Regulation D. Between June 2023 and December 2023, the Company raised an additional $13,195,008 via a capital raise under Regulation 506(b) and/or 4(a)(2). There have been no further offerings since this period.

NOTE 8- SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 30, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ENGINUITY POWER SYSTEMS, INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Enginuity Power Systems, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1.   That the name of this corporation is Enginuity Power Systems, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 25, 2020, under the name Enginuity Power Systems, Inc.

2.   That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Enginuity Power Systems, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex. The name of its registered agent at such address is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 5,592,550 shares of Common Stock, $0.01 par value per share ("**Common Stock**") of which 5,092,550 shares shall be designated as Class A Common Stock ("**Class A Common Stock**"), and (b) 500,000 shares shall be designated as Class B Common Stock ("**Class B Common Stock**") and (ii) 2,088,810 shares of Preferred Stock, $0.01 par value per share ("**Preferred Stock**") of which 1,183,715 shares shall be designated as Series A Convertible Senior Preferred Stock ("**Series A Preferred Stock**") and 905,095 shares shall be designed as Series B Convertible Senior Preferred Stock ("**Series B Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.   Non-Voting. Except as otherwise required by law or this Amended and Restated Certificate of Incorporation, the Class B Common Stock shall be nonvoting and no holder of Class B Common Stock shall have any right to vote on any matter submitted to a vote of shareholders of the Corporation; provided that so long as any shares of Class B Common Stock are outstanding, the Corporation shall not, without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation), the written consent of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) this Amended and Restated Certificate of Incorporation or the bylaws of the Corporation (the "**Bylaws**") so as to adversely affect (disproportionately relative to the Class A Common Stock) the preferences, rights or powers of the Class B Common Stock.

B.   PREFERRED STOCK

The Preferred Stock have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series A Preferred Stock and the Series B Preferred Stock.

1.   Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, as applicable, $45.46 per share for each share of Series A Preferred Stock and $38.67 per share for each share of Series B Preferred Stock (each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Preferred Stock).

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of (i) Series A Preferred Stock and (ii) Series B Preferred Stock, each voting together as a single class (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   any sale, lease, exclusive license or transfer or series of sales, leases, exclusive licenses or transfers of all or substantially all of the assets of the Corporation or any of its subsidiaries;

(b)   any sale, transfer, or issuance (or series of sales, transfers, or issuances) of capital stock by the Corporation or one of its subsidiaries or the holders of Class A Common Stock (or other voting stock of the Corporation or one of its subsidiaries) that results in the inability of the holders of Class A Common Stock (or other voting stock of the Corporation or one of its subsidiaries) immediately prior to such sale, transfer, or issuance to designate or elect a majority of the board of directors (or its equivalent) of the Corporation; or

(c)   any merger, consolidation, recapitalization, or reorganization of the Corporation or one of its subsidiaries with or into another Person (whether or not the Corporation is the surviving corporation) that results in the inability of the holders of Class A Common Stock (or other voting stock of the Corporation or one of its subsidiaries) immediately prior to such merger, consolidation, recapitalization, or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

2.3.2   Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(c) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2. Notwithstanding the foregoing, this Section 2.3.2 shall not apply to a Deemed Liquidation Event that is a SPAC Transaction (as defined in Section 5.1).

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(c), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Class A Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect three (3) directors of the Corporation (the "**Series A Preferred Director**"), the holders of record of the shares of Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Series B Preferred Director**" and collectively with the Series A Preferred Directors, the "**Preferred Directors**"), the holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation, and the holders of record of the shares of Class A Common Stock and Preferred Stock, exclusively and voting together as a single class, shall be entitled to elect one (1) director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock, Series B Preferred Stock or Class A Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock, Series B Preferred Stock or Class A Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Class A Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

3.3   Preferred Stock Protective Provisions. At any time when at least fifty percent (50%) of the shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) issued and outstanding as of the date of the initial sale and issuance of shares of Series B Preferred Stock (the "**Initial Closing**") remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2   amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or the Bylaws in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3   (i) create, or authorize the creation of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, or (iv) as approved by the unanimous Board of Directors;

3.3.5   create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $5,000,000 unless such debt security has received the unanimous prior approval of the Board of Directors;

3.3.6   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary, unless any such act has received the unanimous approval of the Board of Directors;

3.3.7   reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Preferred Stock in respect of any such right, preference or privilege;

3.3.8   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation or similar dividend of any subsidiary, unless such purchase, redemption, payment or declaration has received unanimous prior approval of the Board of Directors;

3.3.9   enter into any transaction with (i) any party that is related to the Corporation or any subsidiary thereof, (ii) a director of the Corporation or subsidiary thereof, or (iii) any affiliate of the Corporation (other than (a) employment agreements or service provider arrangements entered into in the ordinary course of business, (b) indemnification agreements with the members of the Board of Directors and the officers of the Corporation or (c) repurchases of stock from terminated employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof), unless such transaction has received the unanimous prior approval of the Board of Directors;

      3.3.10 hire, terminate or change the position of any executive officer of the Corporation, unless otherwise approved by a majority of the Board of Directors;

      3.3.11 issue any options, warrants, or similar derivative or phantom securities, instruments or other incentives to acquire or share in profits of the Corporation, which are (i) in excess of one percent (1%) in the aggregate of the fully diluted capitalization of the Corporation at the time of issuance or (ii) to any holder then currently holding any shares or participation rights in any Corporation incentive plan which constitute in the aggregate one percent (1%) or more of the fully diluted capitalization of the Corporation, unless such issuance is otherwise unanimously approved by the Board of Directors;

      3.3.12 increase or decrease the authorized number of directors constituting the Board of Directors from seven (7) directors;

      3.3.13 create, adopt, amend, terminate or repeal any equity (or equity-linked) compensation plan or amend or waive any of the terms of any option or other grant pursuant to any such plan unless such creation, adoption, amendment, termination or repeal has received the unanimous prior approval of the Board of Directors; or

      3.3.14 amend, alter or repeal <u>Section 2.3</u> of this Amended and Restated Certificate of Incorporation.

    3.4 <u>Series B Preferred Stock Protective Provisions</u>. At any time when at least fifty percent (50%) of the shares of Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) issued and outstanding as of the Initial Closing remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series B Preferred Stock (the "**Requisite Series B Holders**") given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

      3.4.1 increase or decrease the authorized number of shares of Series B Preferred Stock; or

      3.4.2 (i) amend, alter, change or repeal any provision of this Amended and Restated Certificate of Incorporation or the Bylaws so as to adversely affect the Series B Preferred Stock disproportionately to other classes or series of capital stock of the Corporation (including without limitation by the re-issuance of any shares of Series B Preferred

Stock retired, redeemed or otherwise acquired by the Corporation or any of its subsidiaries), or (ii) take any other action that would amend, alter, change or repeal the powers, preferences, rights or privileges of the Series B Preferred Stock so as to affect them materially adversely (including without limitation by virtue of any merger, other business combination transaction, recapitalization or other similar transaction).

4.   <u>Optional Conversion</u>. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

    4.1   <u>Right to Convert</u>.

        4.1.1   <u>Conversion Ratio</u>. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

        4.1.2   <u>Termination of Conversion Rights</u>. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; <u>provided</u> that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

    4.2   <u>Fractional Shares</u>. No fractional shares of Class A Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Class A Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

    4.3   <u>Mechanics of Conversion</u>.

        4.3.1   <u>Notice of Conversion</u>. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class A Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class A Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Common Stock at such adjusted Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the

Preferred Stock surrendered for conversion or on the Class A Common Stock delivered upon conversion.

4.3.5 <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 <u>Adjustments to Conversion Price for Diluting Issues</u>.

4.4.1 <u>Special Definitions</u>. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to <u>Section 4.4.3</u> below, deemed to be issued) by the Corporation after the Initial Closing, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by <u>Section 4.5</u>, <u>4.6</u>, <u>4.7</u> or <u>4.8</u>;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, subject to Section 3.3.13; or

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock or Preferred Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 <u>No Adjustment of Conversion Price</u>. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 <u>Deemed Issue of Additional Shares of Common Stock</u>.

(a) If the Corporation at any time or from time to time after the Initial Closing shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of <u>Section 4.4.4</u>, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this <u>clause (b)</u> shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of

Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Initial Closing), are revised after the Initial Closing as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Initial Closing issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Initial Closing effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Initial Closing combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Initial Closing shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Class A Common Stock in a number equal to the number of shares of Class A Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Initial Closing shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event

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the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Class A Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Class A Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Class A Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $38.67 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors (a "**Qualified IPO**"), (b) immediately prior to the consummation of a transaction or series of related transactions by merger, consolidation, share exchange or otherwise of the Corporation with a publicly-traded "special purpose acquisition company" or its subsidiary (collectively, a "**SPAC**"), immediately following the consummation of which the common stock or share capital of the SPAC or its successor entity is listed on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (such transaction or series of related transactions, the "**SPAC Transaction**"), (c) immediately prior to the effectiveness of the registration statement in connection with the initial listing of the Common Stock on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors by means of an effective registration statement filed by the Corporation with the Securities and Exchange Commission, without a related underwritten offering of such Common Stock, or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least eighty percent (80%) of the outstanding shares of Series B Preferred Stock (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series B Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

        5.2   Procedural Requirements. All holders of record of shares of Series B Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series B Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series B Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series B Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Class A Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series B Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Series B Preferred Stock converted. Such converted Series B Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

        6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

        7.   Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

8.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on June 1, 2023.

DocuSigned by:

By: Jacques Beaudry-Losique

AE6EA1C642D047A

Name: Jacques Beaudry-Losique

Title: Chief Executive Officer

SIGNATURE PAGE TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

CERTIFICATION

I, Jacques Beaudry-Losique, Principal Executive Officer of Enginuity Power Systems, Inc., hereby certify that the financial statements of Enginuity Power Systems, Inc. included in this Report are true and complete in all material respects.

Jacques Beaudry-Losique

Chief Executive Officer